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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TM CAPITAL CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 PEACHTREE STREET NE, SUITE 550
(No. and Street)

ATLANTA	GEORGIA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL R. SMOLEVITZ 212-809-1416
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

APRIO, LLP
(Name – *if individual, state last, first, middle name*)

FIVE CONCOURSE PWKY, SUITE 1000	ATLANTA	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

JAMES S. GRIEN, swear (or affirm) that, to the best of
ıy knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
'M CAPITAL CORP., as
f DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that
either the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
lassified solely as that of a customer, except as follows:

MCKENNA DENOBLE
MY COMMISSION EXPIRES
NOTARY
PUBLIC
FEBRUARY 12, 2021
FULTON COUNTY, GEORGIA

Signature

PRESIDENT AND CEO

Title

Notary Public

'his report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TM CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

TM CAPITAL CORP.

TABLE OF CONTENTS

Aprio

Advisory Assurance Tax Private Client

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
TM Capital Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TM Capital Corp. (an S corporation) (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note A to the financial statements, as of January 1, 2019 the Company adopted Accounting Standards Update (ASU) No. 2016-02 "Leases" (ASC Topic 842). Our opinion is not modified with respect to that matter.

Aprio, LLP

We have served as TM Capital Corp.'s auditor since 2009.

Atlanta, Georgia

February 25, 2020

TM CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current assets		
Cash	$	2,282,405
Accounts receivable, net of allowance for doubtful accounts of $0		502,209
Prepaid expenses		382,424
Total current assets		3,167,038
Property and equipment		
Software		100,370
Furniture and fixtures		357,314
Leasehold improvements		294,042
Computers and equipment		484,614
		1,236,340
Accumulated depreciation		(669,055)
		567,285
Other assets		
Right of use assets		4,876,027
Security deposits		182,024
		5,058,051
Total assets	$	8,792,374

See accompanying notes to the financial statement

TM CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Lease liability, current portion	$	539,340
Payable to 401(k) plan		148,097
Accounts payable and accrued liabilities		44,733
Total current liabilities		732,170
Long-term liabilities		
Lease liability, net of current portion		4,721,304
Total liabilities		5,453,474
Stockholders' equity		
Common stock, $0.01 par value; 5,000 shares authorized; 3,864 shares issued and outstanding		39
Additional paid in capital		3,189,774
Retained earnings		149,087
		3,338,900
Total liabilities and stockholders' equity	$	8,792,374

See accompanying notes to the financial statement

Note A
Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations:

TM Capital Corp. (the "Company"), an S Corporation, was formed on July 26, 1989. The Company provides investment banking services to clients. The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity, and equity-related securities.

The Company does not maintain customer accounts.

Recently Adopted Accounting Guidance:

In May 2014, the FASB issued comprehensive new revenue recognition guidance, ASU No. 2014-09, "Revenue From Contracts With Customers Topic 606". The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted the guidance upon its effective date of January 1, 2018 using the modified retrospective method (i.e. applied prospectively effective January 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606.

Operating Leases:

The Company adopted Accounting Standards Update (ASU) No. 2016-02 “Leases” (ASC Topic 842) effective January 1, 2019 with all the available practical expedients, retroactively. There was no retained earnings impact on the adoption of ASC 842.

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in various noncancellable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) assets at the commencement date of each lease. The lease liability is initially and subsequently recognized based on the present value of the contract's future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable, or the Company's incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at each commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. Lastly, in computing the Company's net capital, the Company adds back the ROU assets to the extent of the associated operating lease liability, in accordance with the SEC Division of Trading and Markets' no-action relief dated October 2018.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable net of the allowance for doubtful accounts.

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Software	3 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of estimated useful life or life of the lease
Computers and equipment	5 years

Impairment of Long-Lived Assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the discounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition:

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented as expense reimbursements revenue on the statement of income.

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time, since the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a month-to-month basis, recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until the transaction completion date, due to the uncertainty associated with those events.

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code and similar state statutes to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company pays local income taxes; therefore, a provision for income taxes has been included in the financial statements.

The applicable accounting standards for uncertain income tax positions state that a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at December 31, 2019.

The Company is no longer subject to income tax examinations for calendar years up to and including 2015.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses, accounts payable, and accrued liabilities are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,689,958 which was $1,651,462 in excess of its required net capital of $38,496. The Company's ratio of aggregate indebtedness to net capital was .34 to 1.

Note C
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note D
Commitments

Operating Leases:

The Company has obligations as a lessee for office spaces and office equipment with initial noncancelable terms in excess of one year. The Company classified its leases as operating leases. Some of the leases contain renewal options for a period of one year or more. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining each lease term, and associated payments under the renewal options are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus immaterial variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of each buildings' property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of the operating leases are as follows:

Year Ending December 31, 2019:

Lease cost	$819,242
Operating cash flow	$620,489
Right of use assets obtained	$5,444,901
Weighted-average remaining lease term	8 years
Weighted-average discount rate	4.98%

Maturities of the lease liability under the noncancelable operating leases are as follows:

Year Ending December 31, 2019:

2020	$	788,979
2021		791,756
2022		808,997
2023		814,819
2024		857,994
Thereafter		2,359,411
Total undiscounted lease payments	$	6,421,956
Less: imputed interest		(1,161,312)
Total lease liability	$	5,260,644

Note E
Employee Retirement Plans

The Company maintains a 401(k) employee retirement plan. The plan covers all full-time employees who have attained the age of 21 years and have performed six months of service. The Company makes safe harbor contributions annually.

Note F
Related Party Transactions

Revenues from Related Parties:

Stockholders of the Company have non-controlling ownership interests or are directors of companies to which the Company provides advisory services. There were no accounts receivable due from these related parties at December 31, 2019.

Professional Fees to Related Party:

During the year ended December 31, 2019, the Company utilized a related party company for professional services. There were no accounts payable due to this related party at December 31, 2019.

Note G
Subsequent Events

The Company evaluated subsequent events through February 25, 2020, the date when these financial statements were available to be issued. In January 2020, the Company executed new copier lease agreements for 48 months beginning January 2020. The monthly lease payments under the new agreements are $2,790 collectively. The right of use assets and lease liability under the new agreements are each $121,586.

Aprio
Passionate for what's next

Advisory Assurance Tax Private Client

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
TM Capital Corp.

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) TM Capital Corp. ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Aprio, LLP

Atlanta, GA

February 25, 2020

Aprio, LLP Five Concourse Parkway, Suite 1000, Atlanta, Georgia 30328 404.892.9651 Aprio.com

TM CAPITAL
SUCCESS. REALIZED.

TM CAPITAL CORP. EXEMPTION REPORT

TM Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2019, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

TM Capital Corp.

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

James S. Grien
President and CEO

Paul R. Smolevitz
Managing Director

Bradford A. Adams
Managing Director

Thea J. Juhl
Director of Administration
and Corporate Controller